UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated April 24, 2015.	2

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

GRIFOLS, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Ordinary Shareholders’ Meeting that will be held on first call, at Avenida Generalitat 152-158, Polígono Can Sant Joan, Sant Cugat del Vallês, Barcelona (Spain), at 12:00 a.m. CET on May 28, 2015, and at the same time and place, on May 29, 2015, on second call, with the following

Agenda

First.                                                                  Review and approval, as the case may be, of the individual annual accounts and management report, as well as of the proposal for allocation of results relating to fiscal year ended December 31, 2014, and approval of a preferred dividend corresponding to Class B shares.

Second.                                                     Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2014.

Third.                                                            Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2014.

Fourth.                                                      Re-election of auditors of the individual annual accounts.

Fifth.                                                                 Re-election of auditors of the consolidated annual accounts.

Sixth.                                                                Amendment of the Articles of Association:

6.1.-                                                Amendment of articles 13, 14, 15 and 17 of the Articles of Association, related to the functioning of the General Shareholders’ Meeting, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance, as well as introducing substantive and technical improvements in their wording.

6.2.-                                                Amendment of articles 20 and 24.ter of the Articles of Association and inclusion of article 24.quáter, all of them concerning the composition of the Board of Directors and the Board’s delegated committees, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance.

6.3.-                                                Inclusion of articles 20.bis and 21.ter in the Articles of Association, both concerning the remuneration of the Board of Directors, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance.

Seventh.                                                 Amendment of the Regulations of the General Shareholders’ Meeting:

7.1.-                                                Amendment of article 7 of the Regulations of the General Shareholders’ Meeting, concerning the competences of the General Shareholders’ Meeting, in order to adapt its content to the latest amendments of the Companies Act on matters of corporate governance.

7.2.-                                                Amendment of articles 8, 9, 16 and 19 of the Regulations of the General Shareholders’ Meeting and inclusion of a new article 20.bis, all of them concerning the functioning of the General Shareholders’ Meeting, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance.

7.3.-                                                Amendment of article 11 of the Regulations of the General Shareholders’ Meeting, concerning the shareholders’ system of representation in the General Shareholders’ Meeting, with the aim of completing and developing said representation system.

Eighth.                                                       Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors.

8.1.-                                                Resignation of Mr. Edgar Dalzell Jannotta as a member of the Board of Directors.

8.2.-                                                Resignation of Mr. William Brett Ingersoll as a member of the Board of Directors.

8.3.-                                                Resignation of Thorthol Holdings B.V. as a member of the Board of Directors.

8.4.-                                                Resignation of Mr. Juan Ignacio Twose Roura as a member of the Board of Directors.

8.5.-                                                Appointment of Ms. Carina Szpilka Lázaro as a member of the Board of Directors.

8.6.-                                                Appointment of Mr. Iñigo Sánchez-Asiaín Mardones as a member of the Board of Directors.

8.7.-                                                Appointment of Mr. Raimon Grifols Roura as a member of the Board of Directors.

8.8.-                                                Re-election of Ms. Anna Veiga Lluch as a member of the Board of Directors.

8.9.-                                                Re-election of Mr. Tomás Dagá Gelabert as a member of the Board of Directors.

8.10.-                                         Reduction of the number of members of the Board of Directors.

Ninth.                                                              Information on the amendments of the Regulations of the Company’s Board of Directors, pursuant to article 528 of the Companies Act.

Tenth.                                                            Approval of the Board Members’ remuneration.

Eleventh.                                           Consultative vote on the Annual Remunerations Report.

Twelfth.                                                 Renewal of the resolution of share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital, with the consequent renewal of the delegation of authorities to the Board of Directors for a term of 1 year. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

Thirteenth.                                 Authorization for the derivative acquisition of treasury stock, revoking and leaving without effect the authorization agreed by the Extraordinary General Shareholders’ Meeting of January 25, 2011.

Fourteenth.                               Granting of authorities in order to formalize and execute the resolutions passed at the General Shareholders’ Meeting.

It is stated that, pursuant to the provisions of the Company’s Articles of Association, only the shareholders who hold Class A shares will have the right to vote regarding the items included on the agenda.

Supplement to the call and filing of new resolution proposals

Pursuant to the provisions of article 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may request the publication of a supplement to this call, including one or more items on the agenda, and filing well-founded resolution proposals on matters already included or that should be included on the agenda, provided that the new items are duly justified or accompanied, as appropriate, by a substantied resolution proposal. This right may be exercised by means of verifiable notice that must be received at the registered office of the Company, within five days following publication of this notice of call or, as the case may be, of the supplement to the call. Such notice must provide evidence of the identity of the shareholders exercising such right and the number of shares they currently hold, as well as the items that, as the case may be, should be included on the agenda, and must be accompanied by all relevant documents.

Right to Information

As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (calle Jesús y María, 6, 08022 Barcelona), to look up on the corporate web page (www.grifols.com), and to obtain on request the inmediate delivery of the following documents, free of charge:

(i)                                     Proposed resolutions corresponding to each of the items included on the agenda of the General Shareholders’ Meeting;

(ii)                                The Company’s individual and consolidated annual accounts for the fiscal year ended on December 31, 2014, together with the corresponding audit and management reports;

(iii)                               The annual corporate governance report for the fiscal year ended on December 31, 2014;

(iv)                              The annual report on the Board Members’ remuneration;

(v)                               Complete text of the proposed amendments of the Company’s Articles of Association and the relevant directors’ report regarding (a) the proposed amendments of the Articles of Association referred to in the sixth item of the agenda; and (b) the share split proposal referred to in the twelfth item of the agenda.

(vi)                            Complete text of the amendments to the Regulations of the General Shareholders’ Meeting and the relevant report justifying such proposals;

(vii)                         Professional profile and biography of the Board Member whose appointment or re-election is proposed to the General Shareholders’ Meeting;

(viii)                      The relevant reports issued by the Appointments and Remunerations Committee and the Board of Directors concerning the proposals of re-election and appointment of directors referred to in the eighth item of the agenda.

Additionally, pursuant to the provisions of articles 197, 272 and 520 of the Companies Act (Ley de Sociedades de Capital), article 39 of the Regulations of the Board of Directors and article 9 of the Regulations of the General Shareholders’ Meeting, the shareholders may request the Board of Directors in writing, from the date of publication of the notice of the call and until the fifth day before the date the General Shareholders’ Meeting is scheduled to be held, or verbally while the meeting is being held, the information and clarifications that they may deem necessary, or to raise any question thay may deem pertinent regarding the items included on the agenda. Furthermore, shareholders may request, by the same deadline and form, any information or clarification or to raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders’ Meeting (May 30, 2014) and regarding the auditor’s report.

Shareholders’ Electronic Forum

Pursuant to the provisions of article 539 of the Companies Act (Ley de Sociedades de Capital), on occasion of the call of the General Shareholders’ Meeting and until 8:30 a.m. CET of the same day it is held on first call, the Company has enabled the Shareholders’ Electronic Forum at the Company’s web page (www.grifols.com). The operating rules and the form that the shareholders must fill in in order to participate in said Forum are available at the Company’s web page.

Right to attend

All shareholders will have the right to attend the General Shareholders’ Meeting of the Company, as long as their shares are registered under their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders’ Meeting is to be held.

In order to exercise the right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry.

Any shareholder having the right to attend may be represented by another person, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders’ Meeting, in writing or via a distance communication means as set forth below.

Vote and distance voting

Shareholders may cast their vote regarding the proposals included on the agenda through the following distance communication systems:

(a)                                      by means of postal correspondence, by sending the attendance, delegation and distance voting card, duly signed and with indication of the direction of their vote, to the following address: Grifols, S.A. (Ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and

(b)                                      by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is ensured, and the electronic document through which the vote is casted includes a recognized electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Baord of Directors because it fulfils the adequate guarantees on authenticity and identitiy of the voting shareholder.

Likewise, the shareholders may confer their representation, specifically for this General Shareholders’ Meeting, by the following distance communication systems:

(a)                                      by means of postal correspondence, by sending the relevant attendance card duly signed as appropriate, with indication of the name and the identity document of the shareholder granting the vote, to the following address: Grifols, S.A. (Ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022 Barcelona, Spain; and

(b)                                      by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is ensured and the electronic document through which the vote is casted includes a recognized electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder.

The shareholder who confers his representation by distance communication systems must notify the appointed proxy of the representation conferred. When the representation is conferred to a Company’s Board Member and/or the Secretary and/or the Vice Secretary, such communication will be deemed to be made upon receipt by the Company of the distance delegation.

Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favor of individuals other than the Company’s Board Members and/or Secretary and/or Vice Secretary must be printed out, signed and submitted by the proxies, together with an identity document, to the personnel in charge of the shareholders registry on the date and place where the meeting is to be held, within the hour immediately prior to its scheduled start.

Moreover, the delegation card duly completed and signed may also be submitted by the proxy physically attending the Meeting, together with an identity document, to the personnel in charge of the shareholders registry on the date and place where the General Shareholders’ Meeting is to be held, within the hour immediately prior to its scheduled start.

In order to be valid, both the vote and the distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders’ Meeting.

The Company reserves the right to modify, suspend, cancel or restrict the mechanisims for electronic voting and delegation for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as may be deemed convenient in order to ensure the identity of those attending the meeting, the authenticity of the vote or the delegation and, in general, the legal certainty of the General Shareholders’ Meeting being held.

The Company will not be liable for damages that may be caused to shareholders due to the lack of availability and effective operation of its corporate web page and of the services or contents provided through such page as a result of any failure, overload, line failure, connection fault or similar events not attributable to the Company that may impede use of the electronic voting or delegation systems.

Computer application for casting the vote and the delegation through electronic means will be operative as of May 14, 2015, at 00:00:01 hrs. CET and up to May 22, 2015, at 23:59:59 hrs CET.

Participation of a Notary at the Meeting

The Board of Directors has resolved to request the presence of a Notary in order to draw up the minutes of the General Shareholders’ Meeting, pursuant the provisions of article 203 of the Companies Act (Ley de Sociedades de Capital).

Personal Data

Personal data sent by the shareholders to the Company to exercise their information, attendance and representation rights at the General Shareholders’ Meeting, as well as their right to participate in the Shareholders’ Electronic Forum, or the personal data provided for such purpose by the entities which are the depositaries of the shares held by such shareholders, shall be processed by the Company to manage the development, compliance with and control of the existing shareholder relationship as well as the organization and arrangements of the General Shareholders’ Meeting. Moreover, the data collected will be incorporated into files for which the Company is responsible, the purpose of which is the management of all matters related to the development of the General Shareholders’ Meeting. Shareholders have a period of thirty (30) days as from the date on which the Meeting is held to oppose such processing, by sending a request to the registered office of the Company (calle Jesús y María, 6, 08022, Barcelona). Upon expiration of such period, the shareholder’s consent will be deemed to be granted. Shareholders may exercise their rights of access, correction, opposition and cancellation by sending a letter accompanied by an identity card or equivalent identity document addressed to the registered office of the Company, to the attention of the Secretary of the Board of Directors.

Expected date of the General Shareholders’ Meeting

THE SHAREHOLDERS ARE INFORMED THAT THE GENERAL SHAREHOLDERS’ MEETING WILL FORESEEABLY BE HELD ON SECOND CALL, ON MAY 29, 2015, AT 12.00 HOURS CET, AT THE PLACE FIRST WRITTEN ABOVE.

Attendance cards

The shareholders are reminded that in order to exercise their right of attendance to the General Shareholders’ Meeting they must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry. These attendance cards will have to reflect, as applicable, the number of shares of each class (Class A or Class B shares) held by the shareholders. The entities in charge of the accounting registries may also issue to the shareholder two separate cards, that is to say, one for Class A shares and another for Class B shares held by such shareholder, as the case may be.

Transport

On May 29, 2015 the shareholders will have at their disposal a transportation service, free of charges, between the station of Sant Joan (Vallès line of the Catalan Railway Network - FGC) and the Company’s offices where the General Shareholders’ Meeting is to be held, running from 11:15 a.m. to 11:45 a.m. CET from the station, and from 1:15 p.m. CET from the Company’s offices.

Barcelona, April 23, 2015
The Secretary to the Board of Directors
Raimon Grifols Roura

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE NOTICE OF CALL OF THE GENERAL SHAREHOLDERS’ MEETING OF THE COMPANY. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 24, 2015